Exhibit 99.1

Canadian Solar’s Subsidiary CSI Solar Announces Full Exercise of the Over-Allotment Option

Guelph, Ontario, July 17, 2023 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced that, in connection with the initial public offering (“IPO”) of its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”), CSI Solar has issued an additional 81,158,500 shares at the IPO price of RMB11.10 per share to cover over-allotments. As a result, CSI Solar has raised additional gross proceeds of RMB0.9 billion (approximately US$125 million), in addition to the previously announced IPO gross proceeds of RMB6.0 billion (approximately US$850 million), before deducting offering expenses. CSI Solar raised an aggregate of RMB6.9 billion (approximately US$975 million) in gross proceeds from the IPO.

After deducting the offering expenses of RMB278 million, the net proceeds from the IPO were RMB6.6 billion (approximately US$925 million).

CSI Solar has issued 81,158,500 additional shares, representing approximately 15% of the 541,058,824 shares initially available under the IPO before any exercise of the over-allotment option. As a result, the total shares issued by CSI Solar were 622,217,324, representing approximately 17% of the 3,688,217,324 shares outstanding after the IPO. Following the exercise of the over-allotment option, Canadian Solar owns approximately 62% of CSI Solar.

The shares of CSI Solar will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 22 years, Canadian Solar has successfully delivered around 94 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 8.8 GWp in over 20 countries across the world. Currently, the Company has approximately 609 MWp of projects in operation, 6.9 GWp of projects under construction or in backlog (late-stage), and an additional 17.7 GWp of projects in advanced and early-stage pipeline. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; uncertainties related to the CSI Solar carve-out listing; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 18, 2023. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.